SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 13, 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                               No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Article 11 unaudited pro forma information

Unaudited proforma condensed consolidated financial information

Basis of preparation

The unaudited pro forma condensed consolidated financial information (the "unaudited pro forma financial information") comprises the unaudited pro forma condensed consolidated balance sheet as at 30 June 2010 (the "unaudited pro forma balance sheet") and the unaudited pro forma condensed consolidated income statements for the six months ended 30 June 2010 and 30 June 2009 and the years ended 31 December 2009, 31 December 2008 and 31 December 2007(the "pro forma income statements") based on the published audited and unaudited financial statements of RBS, prepared in accordance with IFRS, after giving effect to:

(a)	the distribution of those ABN AMRO businesses attributable to Santander and the Dutch government (the "other Consortium members"); and
(b)	the divestment of certain businesses to meet the European Commission's State Aid requirements (see below).

To comply with the European Commission's State Aid requirements, RBS has agreed to make a series of divestments to be completed within four years from December 2009, as follows:

•	RBS Insurance
•	Global Merchant Services
•	RBS Sempra Commodities
•
the RBS branch based business in England and Wales, the NatWest branch network in Scotland, along with the Direct SME customers across the UK (termed the 'UK Retail and UK Corporate businesses outlined for disposal')

Collectively, the above are defined as the 'EC State Aid Divestments'.

The pro forma financial information has been prepared assuming the following:

•	pro forma balance sheet: the distribution to the other Consortium members and EC State Aid Divestments had occurred on 30 June 2010

•	pro forma income statements: the distribution to the other Consortium members had occurred on acquisition of ABN AMRO on 17 October 2007 and the EC State Aid Divestments had occurred on 1 January 2007

•	sale proceeds in respect of the EC State Aid Divestments are received in cash and are equal to the net asset values of the businesses to be disposed of

•
the UK Retail and UK Corporate business outlined for disposal represents a carve-out from existing RBS businesses and therefore discrete financial information for this divestment which is factually supportable is not currently available. Accordingly, the pro forma financial information in respect of the EC State Aid Divestments excludes this business.

Article 11 unaudited pro forma information

Unaudited proforma condensed consolidated financial information (continued)

Basis of preparation (continued)
The table below shows best estimates regarding certain key line items in respect of the UK Retail and UK Corporate businesses outlined for disposal.  Detailed financial information about this business on a stand alone basis is currently being prepared and therefore the estimates are subject to change.

	Six months ended 30 June 2010	Year ended 31 December 2009*
	£m	£m
UK Retail and UK Corporate businesses outlined for disposal

Total income	455	925
Operating profit before impairment losses	217	451
Operating (loss)/profit before tax	57	(55)

Total assets at 30 June were estimated to be £21.3 billion

* The data for 2009 has been restated following finalisation of the business scope.

The pro forma financial information and accompanying notes should be read in conjunction with the audited financial statements of RBS for the year ended 31 December 2009 filed with the SEC on a Form 20-F dated 27 April 2010 as updated by the Form 6-K filed with the SEC on 13 August 2010.

The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been had the distribution to other Consortium members and EC State Aid Divestments occurred on the dates indicated nor is it necessarily indicative of the results of operations of financial position that may or may be expected to be achieved in the future.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma balance sheet as at 30 June 2010

	RBS (1)	RFS Minority Interest (2)	Pro forma RBS (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	29,591	-	29,591	5,850	35,441
Loans and advances to banks	102,152	(18)	102,134	(2,456)	99,678
Loans and advances to customers	578,771	(35)	578,736	446	579,182
Debt securities and equity shares	253,586	-	253,586	(7,568)	246,018
Derivatives	522,871	-	522,871	(85)	522,786
Intangible assets	14,482	-	14,482	(1,011)	13,471
Property, plant and equipment	17,608	-	17,608	(142)	17,466
Other assets	62,992	(1,147)	61,845	(15,710)	46,135

Total assets	1,582,053	(1,200)	1,580,853	(20,676)	1,560,177

Liabilities
Deposits by banks	140,875	(96)	140,779	-	140,779
Customer accounts	491,545	-	491,545	-	491,545
Debt securities in issue	217,317	-	217,317	-	217,317
Settlement balances and short positions	62,724	-	62,724	-	62,724
Derivatives	508,966	-	508,966	-	508,966
Subordinated liabilities	27,523	-	27,523	-	27,523
Other liabilities	53,809	(721)	53,088	(19,329)	33,759

Total liabilities	1,502,759	(817)	1,501,942	(19,329)	1,482,613

Minority interests	2,492	(383)	2,109	(1,347)	762
Equity owners	76,802	-	76,802	-	76,802

Total equity	79,294	(383)	78,911	(1,347)	77,564

Total liabilities and equity	1,582,053	(1,200)	1,580,853	(20,676)	1,560,177

Notes:
(1)
The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2010 included on page 64 of the Form 6-K filed with the SEC on 13 August 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the six months ended 30 June 2010 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited balance sheet of RBS as at 30 June 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the six months ended 30 June 2010 without adjustment and represents those parts of the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)	Pro forma unaudited balance sheet of RBS as at 30 June 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the six months ended 30 June 2010

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	7,218	-	7,218	(215)	7,003

Net fees and commissions	2,953	(7)	2,946	(60)	2,886
Income from trading activities	3,876	(4)	3,872	(262)	3,610
Gain on redemption of own debt	553	-	553	-	553
Other operating income (excluding insurance premium income)	793	(18)	775	(94)	681
Insurance net premium income	2,567	-	2,567	(2,517)	50

Non-interest income	10,742	(29)	10,713	(2,933)	7,780

Total income	17,960	(29)	17,931	(3,148)	14,783
Operating expenses	(9,170)	(4)	(9,174)	765	(8,409)

Profit/(loss) before other operating charges and impairment losses	8,790	(33)	8,757	(2,383)	6,374
Insurance net claims	(2,459)	-	(2,459)	2,455	(4)
Impairment (losses)/gains	(5,162)	-	(5,162)	21	(5,141)

Operating profit/(loss) before tax	1,169	(33)	1,136	93	1,229
Tax	(932)	1	(931)	(38)	(969)

Profit/(loss) from continuing operations	237	(32)	205	55	260

Profit/(loss) attributable to:
Minority interests	74	(32)	42	(20)	22
Preference shareholders	105	-	105	-	105
Paid-in equity holders	19	-	19	-	19
Ordinary shareholders	39	-	39	75	114

	237	(32)	205	55	260

Per 25p ordinary share (pence)

Continuing operations
Basic	0.6		0.6		0.7
Fully diluted	0.5		0.5		0.6

Number of shares (million)
Weighted average ordinary shares	107,326		107,326		107,326
Weighted average diluted ordinary shares	123,862		123,862		123,862

Notes:
(1)
The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2010 included on page 62 of the Form 6-K filed with the SEC on 13 August 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2010 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the six months ended 30 June 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the six months ended 30 June 2010 without adjustment and represents those parts of RBS attributable to the businesses a greed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the six months ended 30 June 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the six months ended 30 June 2009

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	6,849	11	6,860	(244)	6,616

Net fees and commissions	3,115	-	3,115	60	3,175
Income from trading activities	1,964	80	2,044	(471)	1,573
Gain on redemption of own debt	3,790	-	3,790	-	3,790
Other operating income (excluding insurance premium income)	646	(78)	568	(277)	291
Insurance net premium income	2,657	-	2,657	(2,580)	77

Non-interest income	12,172	2	12,174	(3,268)	8,906

Total income	19,021	13	19,034	(3,512)	15,522
Operating expenses	(9,960)	42	(9,918)	822	(9,096)

Profit/(loss) before other operating charges and impairment losses	9,061	55	9,116	(2,690)	6,426
Insurance net claims	(1,891)	-	(1,891)	1,865	(26)
Impairment (losses)/gains	(7,521)	-	(7,521)	6	(7,515)

Operating (loss)/profit before tax	(351)	55	(296)	(819)	(1,115)
Tax	456	(44)	412	125	537

Profit/(loss) from continuing operations	105	11	116	(694)	(578)

Profit/(loss) attributable to:
Minority interests	543	11	554	(144)	410
Preference shareholders	510	-	510	-	510
Paid-in equity holders	36	-	36	-	36
Ordinary shareholders	(984)	-	(984)	(550)	(1,534)

	105	11	116	(694)	(578)

Per 25p ordinary share (pence)

Continuing operations
Basic	(1.7)		(1.7)		(2.9)
Fully diluted	(1.7)		(1.7)		(2.9)

Number of shares (million)
Weighted average ordinary shares	46,719		46,719		46,719
Weighted average diluted ordinary shares	46,719		46,719		46,719

Notes:
(1)
The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2010 included on page 62 of the Form 6-K filed with the SEC on 13 August 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2009 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the six months ended 30 June 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the six months ended 30 June 2009 without adjustment and represents those parts of RBS attributable to the businesses a greed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the six months ended 30 June 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2009

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Adjusted Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	13,388	179	13,567	(477)	13,090

Net fees and commissions	5,948	-	5,948	67	6,015
Income from trading activities	3,761	45	3,806	(799)	3,007
Gain on redemption of own debt	3,790	-	3,790	-	3,790
Other operating income (excluding insurance premium income)	873	97	970	(376)	594
Insurance net premium income	5,266	-	5,266	(5,138)	128

Non-interest income	19,638	142	19,780	(6,246)	13,534

Total income	33,026	321	33,347	(6,723)	26,624
Operating expenses	(17,417)	35	(17,382)	1,615	(15,767)

Profit/loss) before other operating charges and impairment losses	15,609	356	15,965	(5,108)	10,857
Insurance net claims	(4,357)	-	(4,357)	4,223	(134)
Impairment (losses)/gains	(13,899)	-	(13,899)	8	(13,891)

Operating (loss)/profit before tax	(2,647)	356	(2,291)	(877)	(3,168)
Tax	429	(90)	339	148	487

(Loss)/profit from continuing operations	(2,218)	266	(1,952)	(729)	(2,681)

Profit/(loss) attributable to:
Minority interests	382	266	648	(234)	414
Preference shareholders	878	-	878	-	878
Paid-in equity holders	57	-	57	-	57
Ordinary shareholders	(3,535)	-	(3,535)	(495)	(4,030)

	(2,218)	266	(1,952)	(729)	(2,681)

Per 25p ordinary share (pence)

Continuing operations
Basic	(6.3)		(6.3)		(7.2)
Fully diluted	(6.3)		(6.3)		(7.2)

Number of shares (million)
Weighted average ordinary shares	52,891		52,891		52,891
Weighted average diluted ordinary shares	53,329		53,329		53,329

Notes:
(1)	The financial information for RBS has been extracted from the audited financial statements for the year to 31 December 2009 included on page 197 of the Form 6-K filed with the SEC on 13 August 2010.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represents those parts of the businesses agreed with the European  Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2008

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Adjusted Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	15,482	282	15,764	(669)	15,095

Net fees and commissions	6,411	23	6,434	(29)	6,405
Income from trading activities	(9,025)	196	(8,829)	(793)	(9,622)
Other operating income (excluding insurance premium income)	2,153	(190)	1,963	(78)	1,885
Insurance net premium income	5,709	-	5,709	(5,293)	416

Non-interest income	5,248	29	5,277	(6,193)	(916)

Total income	20,730	311	21,041	(6,862)	14,179
Operating expenses	(35,065)	166	(34,899)	1,716	(33,183)

(Loss)/profit before other operating charges and impairment losses	(14,335)	477	(13,858)	(5,146)	(19,004)
Insurance net claims	(3,917)	-	(3,917)	3,733	(184)
Impairment (losses)/gains	(7,439)	7	(7,432)	45	(7,387)

Operating (loss)/profit before tax	(25,691)	484	(25,207)	(1,368)	(26,575)
Tax	2,167	(172)	1,995	291	2,286

(Loss)/profit from continuing operations	(23,524)	312	(23,212)	(1,077)	(24,289)

Profit/(loss) attributable to:
Minority interests	100	312	412	(164)	248
Preference shareholders	536	-	536	-	536
Paid-in equity holders	60	-	60	-	60
Ordinary shareholders	(24,220)	-	(24,220)	(913)	(25,133)

	(23,524)	312	(23,212)	(1,077)	(24,289)

Per 25p ordinary share (pence)

Continuing operations
Basic	(146.2)		(146.2)		(151.7)
Fully diluted	(146.2)		(146.2)		(151.7)

Number of shares (million)
Weighted average ordinary shares	16,563		16,563		16,563
Weighted average diluted ordinary shares	16,563		16,563		16,563

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2009 included on page 197 of the Form 6-K filed with the SEC on 13 August 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represents those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2007

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Adjusted Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	11,550	(26)	11,524	(633)	10,891

Net fees and commissions	5,890	(29)	5,861	38	5,899
Income from trading activities	1,272	159	1,431	6	1,437
Other operating income (excluding insurance premium income)	4,778	(42)	4,736	(244)	4,492
Insurance net premium income	5,982	-	5,982	(5,387)	595

Non-interest income	17,922	88	18,010	(5,587)	12,423

Total income	29,472	62	29,534	(6,220)	23,314
Operating expenses	(13,383)	(24)	(13,407)	1,216	(12,191)

profit/(loss) before other operating charges and impairment losses	16,089	38	16,127	(5,004)	11,123
Insurance net claims	(4,528)	-	(4,528)	4,010	(518)
Impairment (losses)/gains	(1,925)	(5)	(1,930)	-	(1,930)

Operating profit/(loss) before tax	9,636	33	9,669	(994)	8,675
Tax	(2,011)	(39)	(2,050)	277	(1,773)

Profit/(loss) from continuing operations	7,625	(6)	7,619	(717)	6,902

Profit/(loss) attributable to:
Minority interests	76	(6)	70	-	70
Preference shareholders	246	-	246	-	246
Ordinary shareholders	7,303	-	7,303	(717)	6,586

	7,625	(6)	7,619	(717)	6,902

Per 25p ordinary share (pence)

Continuing operations
Basic	64.0		64.0		57.7
Fully diluted	63.4		63.4		57.2

Number of shares (million)
Weighted average ordinary shares	11,413		11,413		11,413
Weighted average diluted ordinary shares	11,611		11,611		11,611

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2009 included on page 197 of the Form 6-K filed with the SEC on 13 August 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2007 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2007 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2007 without adjustment and represents those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2007 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant was duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant August 13, 2010